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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARQUE CAPITAL, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 N. Scottsdale Road, Suite 1005
(No. and Street)

Scottsdale	Arizona	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Ning, President & CEO — 602-971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91536
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 02 2020 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Michael C. Ning, President & CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARQUE CAPITAL, LTD., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Michael C. Ning, President & CEO

Title

See attatched Jurat
Tristan Paul Partida, Notary Public
Commission #2228612
Exp: January 12, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 26th day of February (Month),

20 20, by Michael C. Ning (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

Tristan Paul Partida
For other required information (Notary Name, Commission No. etc.)

TRISTAN PAUL PARTIDA
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2228612
LOS ANGELES COUNTY
My Comm. Exp. January 12, 2022

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

× Signature of Document Signer

[signature]

2019 Annual Audited Report Form X-17A-5 Pt III

containing 3 pages, and dated 2-26-2020

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:

Page # 11 Entry # 5

Notary contact: 310) 787-9564

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Arque Capital, Ltd.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Arque Capital, Ltd. as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Arque Capital, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Arque Capital, Ltd.'s management. My responsibility is to express an opinion on Arque Capital, Ltd.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Arque Capital, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Arque Capital, Ltd.'s auditor since 2008.
Tarzana, California
February 27, 2020

ARQUE CAPITAL, LTD.

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 12,924
Accounts receivable	232,963
Other current assets	102,376
Total current assets	348,263
Due from related parties	509,147
Income tax benefit	60,427
Investment	2,481
Other assets	6,338
Total assets	$ 926,656
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 115,556
Total liabilities	115,556
Commitments and Contingencies	
Member's equity	811,100
Total liabilities and capital	$ 926,656

The accompanying notes are an integral part of these financial statements.

ARQUE CAPITAL, LTD.

Statement of Income
December 31, 2019

Revenue:		
Commissions	$	765,505
Sale of investment company shares		626,923
Sale of insurance-based products		419,361
Institutional/ Investment banking fees		407,659
Other fees		281,026
Total revenue		2,500,474
Expenses:		
Commission expense		1,759,001
Payroll		131,833
Occupancy expense		131,335
Custody and clearing fees		90,219
Insurance		70,691
Technology, data and communication costs		45,012
Professional fees		29,128
Travel & entertainment		7,892
Regulatory & registration fees		4,566
Interest expense		14,445
Depreciation Expense		12,134
Other		144,036
Total expenses		2,440,292
Pretax income		60,182
Provision for income tax		21,719
Net income	$	38,463

The accompanying notes are an integral part of these financial statements.

ARQUE CAPITAL, LTD.

Statement of Stockholders' Equity
For the Year Ended December 31, 2019

Balance - beginning of year	$ 772,637
Net income	38,463
Balance - end of year	$ 811,100

The accompanying notes are an integral part of these financial statements.

ARQUE CAPITAL, LTD.

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	38,463
Adjustments to reconcile net income to cash from operating activities:		
Depreciation		12,134
Changes in assets and liabilities		
Increase in accounts receivable		(194,957)
Decrease in due from affiliates		105,090
Increase in other assets		(11,061)
Increase in accounts payable and accrued expenses		38,154
Net cash provided by operating activities		(12,177)
Cash flows from investing activities		
Ecovest		80
Income tax benefit		21,718
Net cash used in investing activities		21,798
Cash flows from financing activities		
Loan		2,150
Net cash used in financing activities		2,150
Net increase in cash		11,771
Cash and cash equivalents - beginning of the year		1,153
Cash and cash equivalents - end of the year	$	12,924
Supplemental disclosure of cash flow information:		
Cash paid during the year for: Interest	$	14,445
Taxes	$	21,719

The accompanying notes are an integral part of these financial statements.

ARQUE CAPITAL, LTD.

Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Arque Capital, Ltd., (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in thirty-eight (38) states, as well as with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, variable annuities and partnerships. Trades are cleared on a fully disclosed basis through the Company's clearing agreement with INTL FCStone, Inc. The Company maintains a $50,000 clearing deposit with INTL FCStone.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or lability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The Company owns one unit of EcoVest Greenway Holdings Acquisitions, LLC, a Level 2 asset valued at $ 2,481.

ARQUE CAPITAL, LTD.

Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies
Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 27, 2020, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Leases
The Company has an office lease in California on a month to month basis. The Company committed to an office lease in Scottsdale, Arizona in March 2017 for a period of thirty-nine months. Future minimum lease payments are as follows:

Year	Amount
2020	37,226

The Company's total 2019 occupancy expense was: $ 131,335.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space expires in six months on June 30, 2020.

ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income ("SSOI") – from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from Sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UITs to the extent they are open end companies.

Revenue from Sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on securities borrowing; reverse purchase transactions; margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in the Company's inventory.

Fees Earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

ARQUE CAPITAL, LTD.

Notes to Financial Statements
December 31, 2019

C. Contract Balances and Transaction Price Allocated to Remaining Performance Obligations
Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous period were immaterial.

Note 2: NET CAPITAL REQUIREMENTS
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The Company's minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness, which is $7,708. Net capital and aggregate indebtedness change day by day, but by December 31, 2019 the Company's net capital of $12,468 exceeded the minimum net capital requirement by $7,708 and the Company's ratio of aggregate indebtedness $115,556 to net capital was 9.26 to 1, which is less than the 15:1 ceiling for a broker dealer.

Note 3: FIXED ASSETS

Furniture & Office equipment:	$141,901
Less accumulated depreciation:	141,901
Net office equipment	$ 0
Depreciation expense for Year 2019	$12,134

Note 4: RELATED PARTY
At December 31, 2019, the Company was owed $509,147 from related parties.

ARQUE CAPITAL, LTD.

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2019

Stockholders' Equity		$ 811,100
		811,100
Non allowable Assets:		
Petty Cash		626
Accounts Receivable		192,610
Prepaid/Other Assets		605,396
Total Non allowable Assets		798,632
Net Capital		12,468
Less: Minimum Net Capital Requirements		
Greater of $5,000 or 6 2/3% of Aggregate Indebtedness		7,708
Remainder: Excess of Required Net Capital		$ 4,760
Capital Ratio (Maximum Allowable 1500%):		
Aggregate Indebtedness	115,556	
Divided By Net Capital	12,468	
Capital Ratio		926.8%

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2019)

Net Capital as reported in Company's Part IIA unaudited amended FOCUS report	$ 52,252
Audit adjustments	(39,784)
Adjusted Net Capital	$ 12,468

The accompanying notes are an integral part of these financial statements.

ARQUE CAPITAL, LTD.

Statement of Net Capital
Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

The Company is exempt from the Reserve Requirement of Computation according to the provision of Rule 15c3-3(k)(2)(ii), (k)(2)(i) and (k)(1).

The accompanying notes are an integral part of these financial statements.

ARQUE CAPITAL, LTD.

Statement of Net Capital
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
For the Year Ended December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii), (k)(2)(i) and (k)(1) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Assertions Regarding Exemption Provisions

We, as members of management of Arque Capital, Ltd., (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii), (k)(2)(i) and (k)(1).

Statement Regarding Meeting Exemption Provision:
The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

ARQUE CAPITAL, LTD.

By: ______________________________
Michael Ning, President & CEO
Date: February 27, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Arque Capital, Ltd., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arque Capital, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (k)(2)(i), and (k)(1) (the "exemption provisions") and (2) Arque Capital, Ltd., stated that Arque Capital, Ltd., met the identified exemption provisions throughout the most recent fiscal year without exception. Arque Capital, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arque Capital, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), (k)(2)(i), and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2020

ARQUE CAPITAL, LTD.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION
REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

ARQUE CAPITAL, LTD.

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